# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: JOINT Corp, CIK 0001612630
CUSIP: 47973J102
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 16767 N PERIMETER DRIVE, SUITE 110, SCOTTSDALE, Arizona (AZ), 85260
Date of event which requires filing of this statement: 12/19/2024
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0000921895-23-001902
Filed by CIK 0001399386
Persons authorized to receive notices and communications: JEFFERSON GRAMM, BANDERA PARTNERS LLC, 50 Broad Street, Suite 1820, New York, New York (NY), 10004, 212-232-4583; RYAN NEBEL, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Bandera Partners LLC (CIK 0001399386): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,937,296; sole dispositive power 0; shared dispositive power 3,937,296; aggregate amount beneficially owned 3,937,296 (26.3% of the class)
- Bylinsky Gregory (CIK 0001427289): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,937,296; sole dispositive power 0; shared dispositive power 3,937,296; aggregate amount beneficially owned 3,937,296 (26.3% of the class)
- Gramm Jefferson (CIK 0001427290): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,937,296; sole dispositive power 0; shared dispositive power 3,937,296; aggregate amount beneficially owned 3,937,296 (26.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value
Name of issuer: JOINT Corp
Address of issuer's principal executive offices: 16767 N PERIMETER DRIVE, SUITE 110, SCOTTSDALE, Arizona (AZ), 85260

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On December 19, 2024, Bandera Partners and certain of its affiliates (collectively, "Bandera") entered into an Amended and Restated Nomination and Standstill Agreement (the "Amended Nomination and Standstill Agreement") with the Issuer, which amended and restated the Nomination and Standstill Agreement (as defined in Amendment No. 3 to the Schedule 13D) among the parties thereto in its entirety. Pursuant to the Amended Nomination and Standstill Agreement, subject to the conditions set forth therein, the Issuer agreed, among other things, to nominate Jefferson Gramm for election to the Board of Directors of the Issuer (the "Board") at the Issuer's 2025 annual meeting of stockholders and recommend that the Issuer's stockholders vote in favor of his election.

Pursuant to the Amended Nomination and Standstill Agreement, Bandera is subject to certain standstill restrictions (including, among other things, with respect to nominating persons for election to the Board, submitting any proposal for consideration at any stockholder meeting and acquiring additional securities of the Issuer) from the date of the Amended Nomination and Standstill Agreement until the earlier of (i) January 2, 2026 and (ii) 30 days prior to the nomination deadline for the Issuer's 2026 annual meeting of stockholders (the "Termination Date"). Until the Termination Date, Bandera also agreed to vote its Shares at each meeting of stockholders (a) in favor of the slate of directors recommended by the Board and (b) against the election of any nominee for director not approved, recommended and nominated by the Board.

The foregoing description of the Amended Nomination and Standstill Agreement does not purport to be complete and is qualified in its entirety by reference to the Amended Nomination and Standstill Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 14,983,609 Shares outstanding as of November 1, 2024, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2024.

As of the date hereof, Bandera Partners and Messrs. Bylinsky and Gramm may be deemed to beneficially own the 3,937,296 Shares, constituting approximately 26.3% of the Shares outstanding, held by Bandera Master Fund.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

No Reporting Person has entered into any transactions in the securities of the Issuer during the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On December 19, 2024, Bandera and the Issuer entered into the Amended Nomination and Standstill Agreement as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

99.1 - Amended Nomination and Standstill Agreement, dated December 19, 2024 (incorporated by reference to Exhibit 10.1 to the Issuer's Form 8-K filed on December 23, 2024).

## Signatures
- Bandera Partners LLC: /s/ Jefferson Gramm, Jefferson Gramm, Managing Member (01/06/2025)
- Bylinsky Gregory: /s/ Gregory Bylinsky, Gregory Bylinsky (01/06/2025)
- Gramm Jefferson: /s/ Jefferson Gramm, Jefferson Gramm (01/06/2025)